Exhibit 12

CONAGRA FOODS, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(Dollars in millions)

	2004	2003	2002	2001	2000
	As Restated, see Note 21 to the consolidated financial statements
Earnings:
Income from continuing operations before income taxes, equity method investment earnings and cumulative effect of changes in accounting	$1,109.2	$1,185.5	$1,194.9	$1,057.1	$524.1
Add/(deduct):
Fixed charges	399.0	417.4	540.3	597.8	479.5
Distributed income of equity investees	24.4	16.7	16.4	18.6	10.6
Capitalized interest	(4.4)	(3.9)	(6.0)	(5.1)	(5.1)
Preferred distributions of subsidiary	(3.5)	(8.8)	(25.1)	(42.4)	(43.0)
Earnings available for fixed charges (a)	$1,524.7	$1,606.9	$1,720.5	$1,626.0	$966.1

Fixed Charges:
Interest expense	$324.5	$328.4	$417.2	$455.6	$327.7
Capitalized interest	4.4	3.9	6.0	5.1	5.1
Interest in cost of goods sold	13.4	15.3	20.8	35.0	32.0
Preferred distributions of subsidiary	3.5	8.8	25.1	42.4	43.0
One third of rental expense (1)	53.2	61.0	71.2	59.7	71.7
Total fixed charges (b)	$399.0	$417.4	$540.3	$597.8	$479.5

Ratio of earnings to fixed charges (a/b)	3.8	3.8	3.2	2.7	2.0

(1)  Considered to be representative of interest factor in rental expense.

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